UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

CancerVAX, Inc.

Commission File No. 024-12130

Nevada

(State or other jurisdiction of incorporation or organization)

1633 W Innovation Way Floor 5

Lehi, UT 84043

(805)-356-1810

86-2876870

Employer Identification Number

In this Semi-Annual Report, the terms “CancerVAX,” “we,” “us,” “our,” or “the Company” refers to CancerVAX, Inc. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of CancerVAX, Inc.’s financial condition and results of operations together with the financial statements and related notes that are included elsewhere in this document. The following discussion contains forward-looking statements that reflect our current expectations, plans, estimates, and beliefs. Actual results and timing of events could differ materially from those discussed in the forward-looking statements as a result of various factors.

Overview

CancerVAX was incorporated under the laws of the State of Nevada on March 26, 2021 as “CancerVAX, Inc.”

CancerVax is a pre-clinical biotech company developing a novel Universal Cancer Treatment Platform that will be customizable as an injection, to treat many types of cancer. Powered by artificial intelligence, our unique approach DETECTS, MARKS, and KILLS only cancer cells using the body’s own immune system. Other immunotherapies have had very limited success trying to teach the immune system how to recognize cancer cells. Instead, we intend to make cancer cells look like a common disease that it already recognizes, such as measles, and “trick” the body into killing these “disguised” cancer cells with strength.

We filed patent applications in October 2021, August 2024, and October 2024 to protect our intellectual property related to our platform.

In August 2024, we announced entering into a research agreement with Flashpoint Therapeutics to perform lab experiments to validate components of our patent-pending Universal Cancer Treatment Platform.

In December 2024, the Company entered into a research agreement with Global Life Science Solutions, Canada (Cytiva), to evaluate their ionizable lipids for use in our a cell-targeting nanoparticle.

In January 2025, we entered into a research agreement with Axis Bioservices Limited to perform contract research in the development and testing of our patent-pending Universal Cancer Treatment Platform.

Since inception, our operations have focused on organizing and staffing our Company, business planning, raising capital, acquiring and developing our technology and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily through the sale and issuance of debt and convertible preferred equity securities. From inception through June 30, 2025, we have raised an aggregate of $2,530,000 of gross proceeds through the issuance of Series A and B Preferred Stock and $867,870 through the sale of common stock and $3,860,000 through the issuance of related party notes. We closed the sale of the Series A Preferred Stock in March 2021.

In July 2022, CancerVAX executed a Sponsored Research Agreement (the “Research Agreement 2”) with the Regents of the University of California (the “Regents”) to research and develop the universal cancer treatment platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape. In August 2024, CancerVAX terminated this 2nd research agreement with UCLA when our Board decided to move our research and development program in house and work with commercial technology and research organizations to more efficiently develop our own proprietary technology and intellectual properties for the Universal Cancer Treatment Platform.

In May 2021, we entered into a sponsored research agreement with the University of California Los Angeles (“UCLA”) to research and develop an immunotherapy targeted at treating Ewing sarcoma, a rare but deadly soft tissue and bone cancer that primarily affects children and young adults. While relapses remain an important clinical problem for those diagnosed with Ewing sarcoma, there is currently no FDA approved treatment to prevent recurrence. The Company elected not to proceed with the option to license this technology and instead focus on our Company-owned patent-pending Universal Cancer Treatment Platform.

2

Results of Operations

Six months ended June 30, 2025

The Company did not generate any revenues for the six months ended June 30, 2025.

For the six months ended June 30, 2025, the Company’s operating expenses consisted of general and administrative expenses totaling $4,009,121 and research and development expenses totaling $275,753. General and administrative costs were comprised of wages and payroll taxes of $576,195, consulting fees of $185,625 paid to related parties pursuant to Independent Contractor Agreements, advertising and marketing fees of $171,329, legal and professional fees of $81,109, non-cash stock option expense of $2,897,360 and other administrative and office expenses totaling $97,503. Research and development expenses include $133,750 paid to Cytiva – Global Life Sciences Solutions Canada, ULC, $54,444 paid to Axis Bioservices Limited, and $87,559 paid to TriLink Biotechnologies, LLC pursuant to research efforts for in vitro immune cell assay.

For the six months ended June 30, 2025, the Company’s other income (expenses) consisted of $182,818 interest expenses related to finance charges on insurance billings and interest on related party notes payable, $49 of interest income on related party receivables, and $397,427 gain on settlement of debt with UC Regents.

As a result of the foregoing, the Company generated a net loss of $4,070,216 for the six months ended June 30, 2025.

Six months ended June 30, 2024

The Company did not generate any revenues for the six months ended June 30, 2024.

For the six months ended June 30, 2024, the Company’s operating expenses consisted of general and administrative expenses totaling $993,004 and research and development expenses totaling $290,212. General and administrative costs were comprised of wages and payroll taxes of $279,347, consulting fees of $15,000 paid to related parties pursuant to Independent Contractor Agreements, advertising and marketing fees of $386,844, legal and professional fees of $41,768, non-cash stock option expense of $176,283 and other administrative and office expenses totaling $93,762. Research and development expenses include $290,212 paid to UCLA pursuant to a Sponsored Research Agreements effective August 1, 2022.

For the six months ended June 30, 2024, the Company’s other income (expenses) consisted of $14,680 interest expenses related to finance charges on insurance billings and interest on related party notes payable.

As a result of the foregoing, the Company generated a net loss of $1,297,896 for the six months ended June 30, 2024.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred significant net losses since inception. We expect to continue to incur significant and increasing expenses and net losses for the foreseeable future, as we advance product candidates through preclinical and clinical development, seek regulatory approval for product candidates, maintain and expand our intellectual property portfolio and hire additional research and development and business personnel. As of June 30, 2025, we had cash of $131,960 and an accumulated deficit of $13,152,067.

We have financed our operations primarily through the sale of our common stock and entering related party notes payable. During the six months ended June 30, 2025, we received $29,789 in cash proceeds from the sale of our common stock, $30,000 in cash proceeds from the sale of our Series B preferred stock and $1,485,000 in cash proceeds from related party notes payable. The Company plans to continue to raise additional capital through crowdfunding offerings, equity issuances, or any other methods available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Cash Flows

The following table summarizes our cash flows for the period indicated

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024

Cash used in operating activities	$(1,596,334)	$(1,405,492)
Cash flows used in investing activities	-	-
Cash flows provided by financing activities	1,544,789	1,303,967

Net decrease in cash	$(51,545)	$(101,525)

3

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 was $1,596,334, comprised of our net loss of $4,070,216, partially offset by non-cash expenses of $2,897,657 and an increase in accrued interest of $181,939, offset by an increase in receivables of $219, an increase in receivables – related party of $10,049, a decrease in accounts payable of $592,407, and a decrease in prepaid expenses of $3,039.

Net cash used in operating activities for the six months ended June 30, 2024 was $1,405,492, comprised of our net loss of $1,297,896, partially offset by non-cash expenses of $176,581, a decrease in deferred offering costs of $34,530, an increase in accounts payable of $13,210 offset by an increase in prepaid expenses of $6,583 and a decrease in accounts payable of $325,334.

Investing Activities

During the six months ended June 30, 2025 and 2024, we had no cash provided from or used in investing activities.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2025 was $1,544,789, comprised of proceeds from notes payable - related party of $1,485,000, proceeds from issuance of common stock of $29,789 and proceeds from issuance of Series B preferred stock of $30,000.

Net cash provided by financing activities for the six months ended June 30, 2024 was $1,303,967, comprised of proceeds from notes payable - related party of $1,225,000 and proceeds from issuance of common stock of $78,967.

Plan of Operations

The Company is a development stage company and has not generated any revenue from any product candidates. The Company, therefore, has experienced net losses and negative cash flows from operations since its inception. Through June 30, 2024, the Company has an accumulated deficit of approximately $13,152,067. The Company’s operations have been financed primarily through the sale of equity securities and related party notes payable. The Company’s net loss for the six months ended June 30, 2025 was approximately $3,828,989.

From Inception through June 30, 2025, the Company achieved the following:

●	Cancervax Files New Patent for Its Novel Universal Cancer Treatment Platform

●	CancerVax Achieves Major Milestone with Successful Creation of Cell Targeting Nanoparticle

●	CancerVax Nanoparticle Successfully Targets Cancer Cells While Sparing Non-cancerous Cells

●	CancerVax Successfully Disguises Cancer Cells and Tricks Immune Cells into Attacking Them

●	CancerVax Achieves Major Milestones and Files Foundational Patent Application.

To date, the Company has not obtained regulatory approval for any of any product candidates. Further, the Company has not commenced any preclinical testing or clinical trials. The Company expects to incur significant expenses to complete development of its planned product candidates. At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our product candidate, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain marketing approval and commercialize our current product candidates or any future product candidates, if at all. For the same reasons, we are also unable to predict when, if ever, we will generate revenue from product sales or whether, or when, if ever, we may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

4

The timing and amount of our operating expenditures will depend largely on:

●	the costs associated with attracting, hiring and retaining skilled personnel and consultants as our preclinical and clinical activities increase;
●	the cost of manufacturing any product candidates for clinical trials and, if we are able to obtain marketing approval, for commercial sale;
●	the costs of any third-party products used in our planned combination clinical trials that are not covered by such third parties or other sources;
●	the potential additional expenses attributable to adjusting our development plans (including any supply related matters) as a result of the COVID-19 pandemic;
●	the timing of, and the cost involved in, obtaining marketing approval for any product candidates, and our ability to obtain marketing approval and generate revenue from any potential commercial sales of such product candidates;
●	the cost of building a sales force in anticipation of product commercialization and the cost of commercialization activities for any product candidates if we receive marketing approval, including marketing, sales and distribution costs;
●	the potential emergence of competing therapies and other adverse market developments;
●	the amount and timing of any payments we may be required to make pursuant to any license agreements or collaboration agreements that we may enter into;
●	our ability to establish future collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;
●	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and
●	any product liability or other lawsuits related to our product candidates;

Our existing cash and cash equivalents, will not be sufficient to complete development of any product candidate. Accordingly, we will be required to obtain further funding to achieve our business objectives.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to fund our operations and capital funding needs through equity and/or debt financing. We may also consider entering into collaboration arrangements or selectively partnering for clinical development and commercialization. The sale of additional equity may result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations or our ability to incur additional indebtedness or pay dividends, among other items. If we raise additional funds through governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially and adversely affect our business, financial condition, results of operations and prospects.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

5

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

Item 2. Other Information

On July 25, 2024, the Company employed Dr. Adam Grant to serve as Principal Scientist. Dr. Grant graduated from Brigham Young University with a BS in bioinformatics and obtained a PhD in cancer biology from the University of Arizona. He is considered to be an expert computational biologist using AI and machine learning to discover new drugs and biological pathways. Dr. Grant was the inventor of a software patent that improves neoantigen detection. This patent has been licensed to improve CAR-T cell detection of cancer cells. Dr. Grant is also the co-inventor of the Company’s Universal Cancer Treatment Platform. During his professional career, Dr. Grant has been heavily involved in the immunotherapy field, and highly focused on identifying cancer patients who will benefit from combination therapy of anti-pd-1 inhibition and Treg reduction through CCR4 inhibition. Dr. Grant will manage the Company scientific team and the further development of its Universal Cancer Treatment Platform.

On August 22, 2024, the Company entered into a Research Agreement with Flashpoint Therapeutics, Inc., whereby Flashpoint will assist in the research and development of the CancerVax Universal Cancer Treatment Platform technology. The Company has contracted to pay Flashpoint a total of $195,380 in 3 separate installments as described in the agreement.

On August 23, 2024, the Company terminated its August 1, 2022 Sponsored Research Agreement with UCLA (UCLA No. 2022-4579) and no further payments will be made or work done under this Sponsored Research Agreement. The Company terminated the Sponsored Research Agreement because its board determined that the Company’s future development efforts could be bettered served by engaging outside commercial labs and technology providers instead of working exclusively with UCLA. No early termination fees were incurred by the Company with respect to this termination.

On September 19, 2024 Ryan Davies resigned as Chairman and member of the Board of Directors. In conjunction with this resignation, the Board and Mr. Davies agreed to revise his stock option agreement dated October 1, 2021, whereby (i) the total options granted were reduced from 3,150,000 (post reverse split) shares to 1,000,000 (post reverse split) shares and (ii) the options may be exercised any time until December 31, 2029 at which time they will expire. In addition, the Board and Mr. Davies agreed to amend his option Agreement to include “stand-off “ and “leak-out” provisions that will apply in the event the Company registers the securities under the Securities Act, requiring that the Mr. Davies may not sell, short any sale of, loan grant an option for, or otherwise dispose of any of his shares without the prior written consent of the Company for a period of at least one year following the effective registration.

In addition, the Company and Mr. Davies agreed to terminate his second stock option agreement dated November 1, 2022, for 2,077,500 shares.

On November 14, 2024 the Company employed George Katibah to serve as Chief Scientific Officer. Dr. Katibah is an expert in oncology, immunology, host-pathogen interactions and personalized medicine. He previously served as Director, Discovery Biology at RAPT Therapeutics. Prior to that he was Head of Biochemistry and Senior Scientist at Aduro Biotech. Dr. Katibah received his PhD in Molecular and Cell Biology from the University of California, Berkeley.

6

Item 3. Financial Statements

CancerVAX, Inc.

F-1

CancerVAX, Inc.

Balance Sheets

	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
Current assets:
Cash	$131,960	$183,505
Prepaid expenses	14,237	11,198
Receivables	219	-
Loan and interest receivable - related party	10,049	-
Deferred offering costs	100,000	100,000
Total current assets	256,465	294,703

Long-term assets:
Property and equipment, net	944	1,241
Deposits	3,500	3,500
Total long-term assets	4,444	4,741

Total assets	$260,909	$299,444

LIABILITIES, MEZZANINE AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and liabilities	$894,074	$1,486,481
Accrued interest - related party	107,196	39,666
Notes payable - related party	3,380,000	1,895,000
Total liabilities	4,381,270	3,421,147

Mezzanine:
Series A preferred stock, $0.01 par value, 200,000 shares authorized, issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	2,000,000	2,000,000
Series B preferred stock, $0.01 par value, 10,300 and 10,000 shares authorized, issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	1,030,000	1,000,000

Commitments and contingencies	-	-

Stockholders’ deficit:
Common stock, $0.001 par value; 10,000,000,000 shares authorized; 615,899 and 602,881 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	616	603
Additional paid in capital	6,242,317	3,200,772
Accumulated deficit	(13,393,294)	(9,323,078)
Total stockholders’ equity (deficit)	(7,150,361)	(6,121,703)

Total liabilities, mezzanine and stockholders’ deficit	$260,909	$299,444

See accompanying notes to financial statements

F-2

CancerVAX, Inc.

Statements of Operations

	(Unaudited)
	Six months ended June 30,
	2025	2024

Revenues	$-	$-

Operating expenses:
General and administrative expenses	4,009,121	993,004
Research and development	275,753	290,212
Total operating expenses	4,284,874	1,283,216

Loss from operations before other income/(expenses) and income taxes	(4,284,874)	(1,283,216)

Other income/(expenses):
Interest expense	(182,818)	(14,680)
Interest income	49	-
Gain (loss) on settlement of debt	397,427	-
Total other income/(expenses)	214,658	(14,680)

Provision for income taxes	-	-

Net loss	$(4,070,216)	$(1,297,896)

Weighted average number of common shares outstanding, basic and diluted	611,385	588,574

Net loss per common share attributable to shareholders, basic and diluted	$(6.66)	$(2.21)

See accompanying notes to financial statements

F-3

CancerVAX, Inc.

Statements of Stockholders’ Deficit

For the Six Months Ended June 30, 2025 and 2024 (Unaudited)

	Series A		Series B				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2023	200,000	$2,000,000	5,000	$500,000	580,633	$581	$955,817	$(4,935,400)	$(3,979,002)
Related party stock option expense	-	-	-	-	-	-	149,540	-	149,540
Stock option expense	-	-	-	-	-	-	26,743	-	26,743
Sale of common stock for cash	-	-	-	-	22,248	22	36,740	-	36,762
Receipt of cash from sale of common stock in prior year	-	-	-	-	-	-	40,756	-	40,756
Net income (loss)	-	-	-	-	-	-	-	(1,297,896)	(1,297,896)
Balance, June 30, 2024	200,000	2,000,000	5,000	500,000	602,881	603	1,209,596	(6,233,296)	(5,023,097)

Balance, December 31, 2024	200,000	2,000,000	10,000	1,000,000	602,881	603	3,200,772	(9,323,078)	$(6,121,703)
Sale of common stock for cash	-	-	-	-	13,018	13	29,776	-	29,789
Series B preferred for cash	-	-	300	30,000	-	-	-	-	-
Related party stock option expense	-	-	-	-	-	-	1,720,637	-	1,720,637
Stock option expense	-	-	-	-	-	-	1,176,723	-	1,176,723
Imputed interest	-	-	-	-	-	-	114,409	-	114,409
Net income (loss)	-	-	-	-	-	-	-	(4,070,216)	(4,070,216)
Balance, June 30, 2025	200,000	$2,000,000	10,300	$1,030,000	615,899	$616	$6,242,317	$(13,393,294)	$(7,150,361)

See accompanying notes financial statements.

F-4

CancerVAX, Inc.

Statements of Cash Flows

	(Unaudited)
	Six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(4,070,216)	$(1,297,896)
Adjustments to reconcile net loss to net cash used in operating activities:
Related party stock option expense	1,720,637	149,540
Stock option expense	1,176,723	26,743
Depreciation expense	297	298
Changes in operating assets and liabilities:
(Increase) decrease in receivables	(219)	-
(Increase) decrease in receivables - related party	(10,049)	-
(Increase) decrease in prepaid expenses	(3,039)	(6,583)
(Increase) decrease deferred offering costs	-	34,530
Increase (decrease) accounts payable and accrued liabilities	(592,407)	(325,334)
Increase (decrease) accrued interest	181,939	13,210
Net cash provided by (used in) operating activities	(1,596,334)	(1,405,492)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable - related party	1,485,000	1,225,000
Proceeds from the issuance of common stock	29,789	78,967
Proceeds from the issuance of Series B preferred stock	30,000	-
Net cash provided by (used in) financing activities	1,544,789	1,303,967

Net increase (decrease) in cash	(51,545)	(101,525)
Cash, cash equivalents, and restricted cash - beginning of period	183,505	138,209
Cash, cash equivalents, and restricted cash - end of period	$131,960	$36,684

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-
Non-cash investing and financing activities:
Foreignness of imputed interest	$114,409	$-
Amortization of deferred offering costs	$-	$1,449

See accompanying notes to financial statements

F-5

CancerVAX, Inc.

Notes to Financial Statements

For the Six Months Ended June 30, 2025 and 2024

NOTE 1 – THE COMPANY AND NATURE OF BUSINESS

CancerVAX, Inc. (the “Company”) was incorporated in the state of Nevada on March 26, 2021.

CancerVax is a pre-clinical biotech company developing a novel Universal Cancer Treatment platform that will be customizable, as an injection, to treat many types of cancer. Our innovative approach detects, marks, and kills only cancer cells by making cancer cells look like well immunized common diseases such as measles or chickenpox, we intend to use the body’s natural immune system to easily kill the cancer cells. We have also created our first cancer drug candidate – a single-disease specific immunotherapy targeting Ewing sarcoma, a rare but deadly bone and soft tissue cancer primarily affecting children and young adults. We look forward to the day when treating cancer will be as simple as getting a shot – a better way to fight cancer.

This universal cancer vaccine approach is currently in the conceptual stage. We filed a provisional patent application in October 2021, and a subsequent provisional patent describing our novel Smart mRNA technology was filed in August 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and these differences may be material. Material management estimates include the grant date value of the stock options which is recognized as an expense over the period in which the stock options vest.

Cash and Cash Equivalents

We consider highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation (“FDIC”) insures these balances, up to $250,000. As of June 30, 2025 and December 31, 2024, there were no cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over an estimated useful life of the asset.

Mezzanine

Series A and B preferred stock that contains certain default provisions requiring mandatory cash redemption that are outside the control of the Company is recorded at its face value as Mezzanine in the accompanying balance sheet.

F-6

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the value of the award granted using either the Black-Scholes option pricing model or a multinomial lattice model based on projections of various potential future outcomes and recognized over the period in which the award vests. For stock awards no longer expected to vest, any previously recognized stock compensation expense is reversed in the period of termination. Stock-based compensation expense is included in general and administrative expenses.

Research and Development

Research and development expenses are expensed as incurred and totaled $275,753 and $290,212 for the six months ended June 30, 2025 and 2024, respectively.

Trademark and Patents

Costs and expenses to prepare and file applications for trademark and patents are expensed as incurred and included in general and administrative expenses. Such expenses totaled $0 and $0 for the six months ended June 30, 2025 and 2024, respectively.

Income Taxes

No provision for income taxes has been recorded in the accompanying financial statements due to the net loss of the Company through June 30, 2025.

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of June 30, 2025, the deferred tax asset was fully offset by a 100% valuation allowance.

Income (Loss) per Share

Basic net income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding. Diluted net income or loss per common share is computed by dividing net income or loss by the sum of the weighted average number of common shares outstanding and the dilutive potential common share equivalents then outstanding. Potential dilutive common share equivalents consist of shares issuable upon the conversion of Series A Preferred Stock and exercise of outstanding stock options to acquire common stock, using the treasury stock method and the average market price per share during the period. Potential dilutive common share equivalents totaled 2,013,177,524 and 2,006,047,000 as of June 30, 2025 and 2024, respectively.

For the six months ended June, 2025 and 2024, potential common share equivalents are anti-dilutive; therefore, basic net loss per common share is the same as diluted net loss per share.

Segment Reporting

CancerVax, Inc. operates a single operating segment, focusing on developing a novel Universal Cancer Treatment platform that will be customizable, as an injection, to treat many types of cancer.

The accounting policies of the operating segment are the same as those described in the summary of significant accounting policies. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM assesses performance for the segment and decides how to allocate resources based on net income (loss) that is reported on the income statement. The measure of segment assets is reported on the balance sheet as total assets.

F-7

As the Company has yet to generate revenues, the CODM assessed Company performance through the achievement of target identification goals. In addition to the Company’s Statement of Operations, the CODM regularly works with the Controller and Chief Operating Officer to develop budgeted and forecasted expense information which is used to determine the Company’s liquidity needs and cash allocation.

Recent Accounting Pronouncements

The Company does not believe any recently issued accounting pronouncements has had or will have a material impact on its financial position or results of operations.

NOTE 3 – GOING CONCERN UNCERTAINTY

The Company was recently formed and has limited operating history. During the six months ended June, 2025, the Company used net cash of $1,596,334 in operations and as of June 30, 2025, had an accumulated deficit of $13,393,294. The uncertainties surrounding the successful implementation of the Company’s business plan, including obtaining sufficient financing moving forward, raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The ability of the Company to reach a successful level of operations is dependent on the execution of management’s plans, which include the raising of capital through the debt and/or equity markets, until such time that funds provided by operations are sufficient to fund working capital requirements. If the Company were not to continue as a going concern, it would likely not be able to realize its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the financial statements.

There can be no assurances that the Company will be successful in attaining a profitable level of operations or in generating additional cash from the equity/debt markets or other sources fund its operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary. Should the Company not be successful in its business plan or in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all operational activities and/or contemplate the sale of its assets, if necessary.

NOTE 4. RELATED PARTY TRANSACTIONS

Notes Payable – Related Party

Our related party notes payable consisted of the following:

	June 30, 2025	December 31, 2024
Demand Note entered into on 02/15/24 [1]	$100,000	$100,000
Demand Note entered into on 04/02/24 [2]	250,000	250,000
Demand Note entered into on 05/08/24 [3]	150,000	150,000
Demand Note entered into on 05/24/24 [4]	75,000	75,000
Demand Note entered into on 06/10/24 [5]	240,000	240,000
Demand Note entered into on 08/15/24 [6]	150,000	150,000
Demand Note entered into on 09/05/24 [7]	200,000	200,000
Demand Note entered into on 10/04/24 [8]	200,000	200,000
Demand Note entered into on 10/30/24 [9]	250,000	250,000
Demand Note entered into on 12/04/24 [10]	280,000	280,000
Demand Note entered into on 01/08/25 [11]	290,000	-
Demand Note entered into on 02/05/25 [12]	185,000	-
Demand Note entered into on 03/17/25 [13]	210,000	-
Demand Note entered into on 04/07/25 [14]	275,000	-
Demand Note entered into on 05/05/25 [15]	300,000	-
Demand Note entered into on 06/11/25 [16]	225,000	-
Notes Payable - Related Party	$3,380,000	$1,895,000

[1]	On February 15, 2024, we received proceeds of $100,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than February 15, 2025. Effective February 15, 2025 the note went into default as the due date had passed with no extension. During the six months ended June 30, 2025 and 2024 we recognized $2,514 and $1,889 of interest expense on the note and made no payments or interest, resulting in $6,958 of accrued interest – related party as of June 30, 2025.

F-8

[2]	On April 4, 2024, we received proceeds of $250,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than April 4, 2025. Effective April 4, 2025 the note went into default as the due date had passed with no extension. During the sixed ended June 30, 2025 and 2024 we recognized $6,285 and $3,021, respectively of interest expense on the note and made no payments of principal or interest, resulting in $15,595 of accrued interest – related party as of June 30, 2025.

[3]	On May 8, 2024, we received proceeds of $150,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 8, 2025. Effective May 8, 2025 the note went into default as the due date had passed with no extension. During the six months ended June 30, 2025 and 2024 we recognized $3,770 and $1,104, respectively of interest expense on the note and made no payments of principal or interest, resulting in $8,708 of accrued interest – related party as of June 30, 2025.

[4]	On May 24, 2024, we received proceeds of $75,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 24, 2025. Effective May 24, 2025 the note went into default as the due date had passed with no extension. During the six months ended June 30, 2025 and 2024 we recognized $1,885 and $385, respectively of interest expense on the note and made no payments of principal or interest, resulting in $4,188 of accrued interest – related party as of June 30, 2025.

[5]	On June 10, 2024, we received proceeds of $240,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than June 10, 2025. Effective June 10, 2025 the note went into default as the due date had passed with no extension. During the six months ended June 30, 2025 and 2024 we recognized $6,033 and $667, respectively of interest expense on the note and made no payments of principal or interest, resulting in $12,833 of accrued interest – related party as of June 30, 2025.

[6]	On August 15, 2024, we received proceeds of $150,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than August 15, 2025. During the six months ended June 30, 2025 and 2024 we recognized $3,771 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $6,646 of accrued interest – related party as of June 30, 2025.

[7]	On September 5, 2024, we received proceeds of $200,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than September 5, 2025. During the six months ended June 30, 2025 and 2024 we recognized $5,028 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $8,278 of accrued interest – related party as of June 30, 2025.

[8]	On October 4, 2024, we received proceeds of $200,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than October 4, 2025. During the six months ended June 30, 2025 and 2024 we recognized $5,028 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $7,472 of accrued interest – related party as of June 30, 2025.

F-9

[9]	On October 30, 2024, we received proceeds of $250,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than October 30, 2025. During the six months ended June 30, 2025 and 2024 we recognized $6,285 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $8,438 of accrued interest – related party as of June 30, 2025.

[10]	On December 4, 2024, we received proceeds of $280,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than December 4, 2025. During the six months ended June 30, 2025 and 2024 we recognized $7,039 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $8,089 of accrued interest – related party as of June 30, 2025.

[11]	On January 8, 2025, we received proceeds of $290,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than January 8, 2026. During the six months ended June 30, 2025 and 2024 we recognized $6,968 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $6,968 of accrued interest – related party as of June 30, 2025.

[12]	On February 5, 2025, we received proceeds of $185,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than February 5, 2026. During the six months ended June 30, 2025 and 2024 we recognized $3,726 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $3,726 of accrued interest – related party as of June 30, 2025.

[13]	On March 17, 2025, we received proceeds of $210,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than March 17, 2026. During the six months ended June 30, 2025 and 2024 we recognized $3,062 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $3,062 of accrued interest – related party as of June 30, 2025.

[14]	On April 7, 2025, we received proceeds of $275,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than April 7, 2026. During the six months ended June 30, 2025 and 2024 we recognized $3,208 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $3,208 of accrued interest – related party as of June 30, 2025.

[15]	On May 5, 2025, we received proceeds of $300,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 5, 2026. During the six months ended June 30, 2025 and 2024 we recognized $2,333 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $2,333 of accrued interest – related party as of June 30, 2025.

[16]	On June 11, 2025, we received proceeds of $225,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than June 11, 2026. During the six months ended June 30, 2025 and 2024 we recognized $594 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $594 of accrued interest – related party as of June 30, 2025.

On September 6, 2024, the Company and Bountiful Capital, LLC entered into an exchange agreement for $480,000 of debt and accrued interest in exchange for 5,000 shares of Series B preferred stock worth $500,000.

During the six months ended June 30, 2025, the Company imputed $114,409 of interest on the above notes payable – related party for an effective interest rate of 13%. This resulted in an increase to Additional paid in capital.

F-10

Other Related Party Arrangements

Effective January 1, 2023, the Company and Ryan Davies, President and Chief Executive Officer entered into an employment agreement pursuant to which Mr. Davies would receive an annual salary of $277,000, payable monthly at $23,083. The agreement provided a bonus based on milestones to be determined by the Company’s Board of Directors. The agreement could be terminated at any time by either party upon written notice. If employment is terminated by the Company without cause, the Company shall pay Mr. Davies a severance amount equal to six months of base salary. Effective February 1, 2024, Mr Davies resigned as Chief Executive Officer and President and, on September 19, 2024, Mr. Davies resigned from his Board position with the Company. During the six months ended June 30, 2025 and 2024 wages of $0 and $138,500, respectively were paid to Mr. Davies.

On October 1, 2021, the Company granted Mr. Davies non-qualified options to purchase 3,150,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. This stock option grant was modified on September 19, 2024 to consist of the grant of 1,000,000 fully-vested shares at an exercise price of $0.08 per share that expire on December 31, 2029. Stock option expense of $0 and $27,618 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On November 1, 2022, the Company granted Mr. Davies non-qualified options to purchase 2,077,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire November 1, 2032. This stock option grant was cancelled on September 19, 2024. Stock option expense of $0 and $18,210 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On April 1, 2023, the Company and Byron Elton, Chief Marketing Officer entered into an employment agreement pursuant to which Mr. Elton will receive an annual salary of $240,000, payable monthly at $20,000. The agreement may be terminated at any time by either party upon written notice. Effective February 1, 2024, Mr. Elton was appointed Chief Executive Officer and President. During the six months ended June 30, 2025 and 2024 wages of $130,000 and $120,000, respectively were paid to Mr. Elton.

On December 16, 2022, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire December 16, 2032. Stock option expense of $947 and $948 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On February 7, 2023, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033. Stock option expense of $4,383 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On May 15, 2024, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $271,432 and $45,022 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

Effective February 1, 2024, Carla Miller was appointed Controller. During the six months ended June 30, 2025 and 2024, the Company paid consulting fees of $48,750 and $15,000, respectively, to Carla Miller, a stockholder and its Business Manager.

On October 25, 2021, the Company granted Ms. Miller non-qualified options to purchase 31,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. Stock option expense of $0 and $276 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

F-11

On May 15, 2024, the Company granted Ms. Miller non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $27,143 and $4,502 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On October 1, 2024, the Company granted Ms. Miller non-qualified options to purchase 200,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $54,395 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On February 8, 2024, the Company granted Mr. Van Noy, director of operations, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire February 8, 2034. Stock option expense of $136,250 and $98,105 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On May 15, 2024, the Company granted Mr. Van Noy non-qualified, director of operations, non-qualified options to purchase 2,500,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $678,092 and $112,961 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On October 1, 2024, Brad Pearce was appointed Director and the Company granted Mr. Pearce non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $271,975 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On November 15, 2024, George Katibah was appointed Chief Scientific Officer and the Company granted Mr. Katibah non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire November 15, 2034. Stock option expense of $276,020 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2025 and December 31, 2024 is comprised of the following:

	June 30, 2025	December 31, 2024
Computer equipment	$2,979	$2,979
Accumulated depreciation	(2,035)	(1,738)

Net	$944	$1,241

NOTE 6. MEZZANINE

The Company has 50,000,000 authorized shares of $0.001 par value per share preferred stock.

Series A Preferred Stock

During the year ended December 31, 2021, our Board of Directors approved the designation of 200,000 of the Company’s shares of preferred stock as Series A stock. In March 2021, the Company issued 200,000 Series A preferred shares to Bountiful Capital, LLC an institutional investor for cash of $2,000,000. The Company had 200,000 Series A preferred shares issued and outstanding as of June 30, 2025 and December 31, 2024.

The Series A preferred stock is recorded at its face value of $10 per share or a total face value of $2,000,000 as of June 30, 2025 and December 31, 2024. The preferred stock is convertible into shares of the Company’s common stock at a ratio of 10,000 shares of common stock for each share of Series A preferred stock. The Series A preferred stock has no voting rights.

F-12

The holders of the Series A preferred stock shall be entitled to receive dividends pari passu with holders of the Company’s common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $10 per Series A preferred stock.

According to the terms of the Series A preferred stock, upon the sale of all or substantially all of the Company’s assets, any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series A preferred stock to be classified as mezzanine in the accompanying balance sheet.

Series B Preferred Stock

During the year ended December 31, 2023, our Board of Directors approved the designation of 50,000 of the Company’s shares of preferred stock as Series B Preferred Stock. In October 2023, the Company issued 5,000 Series B preferred shares to Bountiful Capital, LLC, an institutional investor for cash of $500,000. In September 2024 the Company and Bountiful Capital, LLC entered into an exchange agreement for $480,000 of debt and accrued interest in exchange for 5,000 Series B preferred shares worth $500,000. Due to the individual with voting and investment control over Bountiful Capital, LLC owning more than 10% of the Company’s common stock at this time of this transactions, Bountiful Capital, LLC is considered a related party. In January 2025, the Company issued 300 Series B preferred shares to individual investor for cash of $30,000. The Company had 10,300 and 10,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.

The Series B preferred stock is recorded at its fair value of $100 per share or a total face value of $1,030,000 and $1,000,000 as of June 30, 2025 and December 31, 2024, respectively. The preferred stock is convertible into shares of the Company’s common stock at a ratio of $1 per share of common stock. The Series B preferred stock has no voting rights.

The holders of the Series B preferred stock shall be entitled to receive dividends pari passu with holders of the Company’s common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $100 per Series B preferred stock.

According to the terms of the Series B preferred stock, upon the sale of all or substantially all of the Company’s assets, any consolidation or merger of the Company with or into any other corporation or other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series B preferred stock to be classified as mezzanine in the accompanying balance sheet.

NOTE 7. STOCKHOLDERS’ EQUITY

Common Stock

The Company has 10,000,000,000 authorized shares of $0.001 par value per share common stock, of which 615,899 and 602,881 shares were issued and outstanding as of June 30, 2025 and December 31, 2024. Effective March 27, 2023, the Company amended its Articles of Incorporation to increase authorized shares from 6,000,000,000 to 10,000,000,000.

During the six months ended June 30, 2025, the Company issued a total of 13,018 shares of common stock for $29,789 cash proceeds.

During the six months ended June 30, 2024, the Company issued a total of 22,428 shares of common stock for $36,762 cash proceeds.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Sponsored Research Agreements

In July 2022, the Company executed a Sponsored Research Agreement (the “Second Sponsored Research Agreement”) with the Regents of the University of California (the “Regents”) to research and develop a universal cancer vaccine platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape.

F-13

The research program with the Regents, which is currently being conducted at UCLA, commenced on July 15, 2022 and has been extended through the end of June 2024 with the option to extend through the end of the year at no additional cost, under the direction of the Principal Investigator, Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, Dr. Satiro De Olivera specializing in pediatric hematologic malignancy and Dr. Christopher Seet with a specialty in the treatment of hematologic malignancies, including hematopoietic stem cell transplantation, cellular therapy and clinical trials of novel therapeutics.

The Second Sponsored Research Agreement is effective for two years after the effective date; at such time, the Research Agreement will expire unless extended by mutual written consent of both parties. The Second Sponsored Research Agreement may be terminated by either party at any time upon 30 days’ written notice to the other party, regardless of whether the Research Project has been completed. In addition, in the event of a material breach of the Research Agreement by a party, the non-breaching party may terminate the Research Project and the Research Agreement immediately upon written notice to the breaching party. As of June 30, 2024, the Company has paid $870,135 of the total $2,197,593 due over the term of the Second Sponsored Research Agreement. As of June 30, 2024, the Company recorded $1,327,458 as amounts due to the Regents under the Second Sponsored Research Agreement. In August 2024, the Company terminated this research agreement with UCLA.

Evaluation License and Option Agreement

Effective July 1, 2022, the Company and the Regents of the University of California (“Regents”) entered into an Evaluation License and Option Agreement (“Option Agreement”). Pursuant to the Option Agreement, the Regents granted the Company an evaluation license to evaluate the inventions claimed in certain patent rights owned by the Regents to determine Optionee’s interest in acquiring certain commercialization rights to the patents. In addition, the parties agreed to enter into a second sponsored research agreement with UCLA. The term of the Option agreement is 24 months, subject to termination by the Regents at any time, and may be extended as agreed in writing. The Company paid the Regents an option issue fee of $3,000 on the effective date, which was recorded as research and development expense. During the six months ended June 30, 2025 and 2024 research and development fees paid to the Regents totaled $0 and $290,212, respectively. In August 2024, the Company terminated this research agreement with UCLA.

Legal Proceedings

The Company may be subject to legal proceedings and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

NOTE 9. STOCK OPTIONS AND WARRANTS

On February 7, 2023, the Company granted a consultant non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033. Stock option expense of $947 and $947 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On August 1, 2023, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire August 1, 2033. On May 20, 2024, the non-qualified options were modified to 100,000 shares of common stock at an exercise price of $1.00 per share, the options to vest over a period of 36 months and expire May 20, 2034. Stock option expense of $35,982 and $31,889 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On May 15, 2024, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $34,363 and $815 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

F-14

On May 24, 2024, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire May 24, 2034. Stock option expense of $29,477 and $4,889 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On August 8, 2024, the Company granted a consultant non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire August 8, 2034. Stock option expense of $295,716 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On August 13, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire August 13, 2034. Stock option expense of $14,785 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On August 13, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire August 13, 2034. Stock option expense of $14,785 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $14,828 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $147,636 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $295,272 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On October 2, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 2, 2034. Stock option expense of $22,197 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On October 2, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 2, 2034. Stock option expense of $22,197 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On October 15, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 15, 2034. Stock option expense of $22,311 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

On June 20, 2025, the Company granted a consultant non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $0.34 per share. The options vest over a period of 33 months and expire June 20, 2035. Stock option expense of $226,228 and $0 was recorded for these options during the six months ended June 30, 2025 and 2024, respectively.

As of June 30, 2025 and December 31, 2024, the Company had granted non-qualified stock options exercisable for a total of 7,939,508 and 7,939,508 shares of common stock, respectively to its officers, directors, and consultants. See Notes 4 and 8.

F-15

A summary of the Company’s stock options as of June 30, 2025 and December 31, 2024, is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)	Aggregate Intrinsic Value

Outstanding at December 31, 2023	6,075,000	$0.08
Granted	10,400,016	$0.91
Exercised	-	$-
Cancelled or expired	(5,327,500)	$0.08

Outstanding as of December 31, 2024	11,147,516	$0.86
Granted	1,000,008	$0.34
Exercised	-	$-
Forfeited or expired	-	$-

Outstanding as of June 30, 2025	12,147,524	$0.81	8.67	$13,869,968

Exercisable as of June 30, 2025	4,513,043	$0.66	7.84	$6,278,406

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the estimated market value of our common stock of $2.10 as of June 30, 2025, which would have been received by the holders of in-the-money options had the holders exercised their options as of that date.

Grant date fair value of the stock options was calculated using a modified Black Scholes option pricing model. The grant date fair value is recognized as an expense over the term of the options as they vest or on a straight-line basis. During the six months ended June 30, 2025 and 2024, stock option expense of $2,897,360 and $176,283, respectively, was recognized and included in general and administrative expenses. Unrecognized stock option expense was $12,562,438 as of June 30, 2025.

The significant assumptions used in the calculation of grant date fair value of the non-qualified stock options are as follows:

Expected term	10 years
Risk free interest rate	4.15 – 4.46%
Expected volatility	100.72 – 102.14%
Stock price per share	$1.88 - $2.10

Effective September 25, 2021, a non-related party purchased a pre-funded common stock purchase warrant for $2,500. The purchaser is entitled at any time on or after September 25, 2023 to subscribe for and purchase up to 31,250 common shares of the Company at an exercise price of $0.08 per share. The warrant expires when exercised in full and contains a cashless exercise feature as defined in the warrant agreement.

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events according to the requirements of ASC TOPIC 855 and has disclosed the following:

Common Stock Issuances

Subsequent to June 30, 2025, the Company issued 190,678 shares of common stock for proceeds of $283,427 in cash.

Notes Payable – Related Party

On July 10, 2025, the Company entered into a note payable with a related party for $175,000.

On August 6, 2025, the Company entered into a note payable with a related party for $225,000.

Options

On September 1, 2025, the Company granted a consultant non-qualified options to purchase 250,000 shares of common stock at an exercise price of $0.34 per share. The options vest over a period of 36 months and expire September 1, 2035.

F-16

Item 4. Exhibits

None.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANY:

CancerVAX, Inc., a Nevada corporation

By :	/s/ Byron Elton
Name:	Byron Elton
Title:	Chief Executive Officer, President, Treasurer, Secretary, Chairman
Date:	September 26, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

KEY HOLDERS:

By:	/s/ Bryon Elton
Name:	Bryon Elton
Title:	Director
Date:	September 26, 2025

By:	/s/ Carla Miller
Name:	Carla Miller
Title:	Director
Date:	September 26, 2025

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